Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement on Form S-8 of Bryn Mawr Bank Corporation of our report dated June 30, 2014, with respect to the statement of net assets available for benefits of the Bryn Mawr Bank Corporation 401(k) Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2014 annual report on Form 11-K of the Bryn Mawr Bank Corporation 401(k) Plan.

/s/ Mitchell & Titus, LLP

Philadelphia, Pennsylvania

June 26, 2015